 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Lehman, Mark E. (Last) (First) (Middle) c/o Bear, Stearns & Co. Inc. 383 Madison Avenue (Street) New York, NY 10179 (City) (State) (Zip) U.S.A.	2. Issuer Name and Ticker or Trading Symbol The Bear Stearns Companies Inc. BSC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Executive Vice President, General Counsel
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Lehman, Mark E. - September 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Forward Purchase Contract (Obligation to Sell)	$0.0000 (1)	09/03/2002	J (1) |	(D) 35,000 (1)	11/26/2002 (1) | 11/26/2002 (1)	Common Stock (1) - 35,000 (1)	(1)	0	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Mark E. Lehman ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Lehman, Mark E. - September 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Bear Stearns Companies Inc. BSC

Form 4 - September 2002

Mark E. Lehman
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
Explanation of responses:

(1)   On September 3, 2002, the Reporting Person entered into a forward contract pursuant to the CAP Plan with The Bear Stearns Companies Inc. (BSC) in which the Reporting Person agreed to sell up to, and including, 35,000 common shares of BSC issuable upon settlement of CAP Units pursuant to the CAP Plan to BSC. The forward contract will settle on November 26, 2002. The per share purchase price will be the average of the closing prices of the common stock of BSC on the New York Stock Exchange (NYSE) on each day that BSC common stock trades between $55 and $75 per share commencing on September 3, 2002 through and including November 25, 2002 (the Included Days). The number of BSC common shares purchased by BSC pursuant to the forward contract will be a fraction, the numerator of which will be the number of Included Days and the denominator of which will be the number of days the NYSE opens for trading commencing September 3, 2002 through and including November 25, 2002, multiplied by 35,000.

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